[redacted]

11021075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 02 2011

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Ste. 2800
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

WOLF
& COMPANY, P.C.

DETWILER FENTON & CO.

(A wholly owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2010
With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control

DETWILER FENTON & CO.

INDEX

WOLF
& COMPANY, P.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC Rule 15c3-1, statements of computation for determination of reserve requirements under SEC Rule 15c3-3 and information relating to possession or control requirements under SEC Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2011

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

DETWILER FENTON & CO.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents (Note 2)	$ 2,016,640
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	477,771
Income taxes receivable (Note 6)	303,588
Fixed assets, net (Note 4)	260,566
Prepaid expenses and other assets	185,813
Total Assets	$ 3,319,378
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries, bonuses and commissions payable (Note 5)	$ 1,530,554
Accounts payable and accrued liabilities	254,172
Total Liabilities	1,784,726
Commitments and contingencies (Notes 4, 5 and 8)	
STOCKHOLDER'S EQUITY (Note 3)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,656,818
Retained deficit	(1,253,729)
Total Stockholder's Equity	1,534,652
Total Liabilities and Stockholder's Equity	$ 3,319,378

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 13,688,706
Investment advisory fees	1,063,055
Private placement fees	1,161,077
Interest, fees and other	111,605
Total revenues	16,024,443
EXPENSES:	
Compensation and benefits (Note 5)	11,262,634
General and administrative	1,666,588
Occupancy, communications and systems (Note 4)	1,574,248
Execution costs	978,851
Forgiveness of due from affiliate (Note 2)	1,445,485
Management fees from affiliates (Note 10)	(88,000)
Total expenses	16,839,806
Loss before income taxes	(815,363)
Income tax benefit, net (Note 6)	252,376
Net loss	$ (562,987)

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
December 31, 2009	$ 131,563	$ 2,628,009	$ (690,742)	$ 2,068,830
Capital contribution from Parent - stock-based compensation (Note 10)	-	28,809	-	28,809
Net loss	-	-	(562,987)	(562,987)
December 31, 2010	$ 131,563	$ 2,656,818	$ (1,253,729)	$ 1,534,652

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (562,987)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock-based compensation	28,809
Depreciation and amortization	90,068
Deferred income tax provision	(3,181)
Changes in:	
Commissions and other receivables	419,197
Employee receivables	54,287
Income taxes receivable	(259,043)
Prepaid expenses and other assets	37,681
Due from affiliate	455,198
Salaries, bonuses and commissions payable	(604,842)
Accounts payable and accrued liabilities	13,575
Income taxes payable	(4,526)
Net cash used in operating activities	(335,764)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(111,099)
Net cash used in investing activities	(111,099)
Net decrease in cash and cash equivalents	(446,863)
Cash and cash eqivalents at beginning of year	2,463,503
Cash and cash equivalents at end of year	$ 2,016,640
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash payment for Federal income taxes to Parent	$ 4,526
Cash payments for state income taxes	$ 9,848
NON-CASH INVESTING ACTIVITIES:	
Transfer of employee receivables to affiliate	$ 234,833
Transfer of fixed assets to affiliate	$ 54,839

See accompanying notes to financial statements.

DETWILER FENTON & CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer with institutional and private client commission revenues and private placement business activities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has offices in California and New York.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

Detwiler Fenton Investment Management LLC is an investment advisory subsidiary of the Parent company and was formed on August 1, 2010. Prior to August 1, 2010, all investment advisory services were included in the operating results of Detwiler Fenton & Co. (see Note 13).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in this account and does not believe it is exposed to significant credit risk.

Commissions Receivable — The Company carries its commissions receivable, which principally represents commissions earned for the current month, at cost less an allowance for doubtful accounts when required. Based on management's review of its commissions receivable balance, no allowance for doubtful accounts is considered necessary.

Employee Receivables — The Company carries employee receivables, which primarily represent loans extended to certain employees under terms of their employment agreements. The principal is forgivable on an annual basis over a four-year period ending in October 2013 subject to each respective employee remaining in good standing with the Company. The forgiveness of the principal on the loan receivable is recorded within compensation and benefits expense (see Note 11).

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

Due from/to Affiliates — From time to time, the Company may extend or receive working capital to or from its Parent or affiliates of its Parent for services provided or to fund other investment activities of the Parent. Such amounts are unsecured and are generally repaid from the operating cash flow of the affiliate, if available.

On December 31, 2010, the Company forgave the balance of its intercompany receivable, entitled due from affiliate, with its Parent and recorded an expense of $1,445,485. The forgiveness of this intercompany receivable is recorded on the statement of operations for the year ended December 31, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

Fair Value of Other Financial Instruments — The Company does not record any assets or liabilities at fair value on either a recurring or non-recurring basis.

Bonuses Payable — Bonuses are recognized as earned and/or vested to employees.

Commissions and Execution Costs — Commission revenues and expenses and related execution costs are recorded on a trade date basis as securities transactions occur.

Investment Advisory and Private Placement Fees — Generally, investment advisory fee revenues are based on a percentage of asset balances at the end of each calendar quarter. Private placement fees result from the direct sale of securities to investors.

Income Taxes — Income tax assets arise from credits to the statement of operations for the estimated income taxes receivable by the Company for the current year.

Deferred income taxes receivable are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense using a 34% income tax rate. The deferred tax provision and a related receivable are recognized to the extent of timing differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are "more likely than not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no provisions for uncertain tax positions as of December 31, 2010.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $118,982 at December 31, 2010. The Company's net capital was $739,183 or $620,201 in excess of its minimum net capital requirement at December 31, 2010.

Detwiler Fenton & Co. is a fully disclosed broker-dealer with NFS. At December 31, 2010, the minimum net capital requirement with NFS was $250,000. In addition, the Company maintains a clearing deposit of $75,000 with NFS at December 31, 2010.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2010 follow:

Furniture and equipment	$ 386,092
Leasehold improvements	29,049
	415,141
Less accumulated depreciation and amortization	(154,575)
	$ 260,566

Depreciation and amortization expense was $90,068 for the year ended December 31, 2010.

On August 1, 2010, Detwiler Fenton & Co. transferred fixed assets with book value of $54,839 to Detwiler Fenton Investment Management LLC.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2010 follow:

2011	$	666,004
2012		612,150
2013		302,764
Total	$	1,580,918

Total rent expense, including real estate taxes and utilities, was $754,653 for the year ended December 31, 2010.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2010 are comprised of the following:

Capital markets - current bonus	$ 330,000
Capital markets - current commissions	543,767
Capital markets - accrued, contingent deferred bonus	440,092
Private client - current commissions	53,638
Salaries and employer FICA accruals	163,057
	$ 1,530,554

Capital markets sales employees earn compensation based upon the level of gross commission revenues generated. Capital markets research employees earn bonuses based upon net commission revenues, less salary draws and other costs, with 70% payable in the current year and 30% allocated to a deferred pool as further described below.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONCLUDED)

Deferred bonus payments are contingent upon continuing employment and are paid in equal installments over a three-year vesting period. Unvested deferred bonuses are forfeited upon termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2010 was $953,242 before related income tax effects.

Activity in accrued, contingent deferred bonus payable for the year ended December 31, 2010 follows:

Balance at beginning of year	$ 493,469
Additions from the accrual of the unrecorded contingent deferred bonus	369,281
Payments	(420,412)
Forfeiture	(2,246)
Balance at end of year	$ 440,092

6. INCOME TAXES

The income tax (expense) benefit for the year ended December 31, 2010 follows:

Current:	
Federal	$ 259,043
State	(9,848)
Deferred	3,181
Total income tax benefit	$ 252,376

Actual income tax benefit differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2010 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ 277,223
Effects of:	
Meals and entertainment expenses	(21,242)
State income taxes, net of federal tax benefit	(6,950)
Stock-based compensation	(2,597)
Other	5,942
Total income tax benefit (effective rate of 31%)	$ 252,376

6. INCOME TAXES (CONCLUDED)

Components of income taxes receivable at December 31, 2010 follow:

Current federal income taxes receivable	$ 259,043
Deferred income taxes receivable:	
Deferred compensation	21,651
Charitable contributions	13,303
Accrued liability	8,409
Depreciation	1,182
	44,545
Total income taxes receivable	$ 303,588

The Company has determined that it is more likely than not that the deferred income tax assets will be realized through future taxable income.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2010, the Company's matching contribution expense attributable to the Plan was $168,423, of which $29,422 in forfeitures was used by the Company to fund its obligation.

8. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings and claims which arise in the normal course of its business. Management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (CONCLUDED)

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2010, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

The Company provides certain executive, financial, computer systems and support, insurance, professional services, human resources and compliance services to certain affiliated companies of its Parent. The affiliates reimburse the Company on a monthly basis in the form of a management fee. For the year ended December 31, 2010, Detwiler Fenton & Co. was reimbursed $88,000 in management fees by the affiliated companies for such services representing the approximate costs incurred by the Company.

The Company's Parent has an equity incentive plan in which it grants options on the Parent's common stock to employees of the Company. Accordingly, the Company absorbs the stock-based compensation and records a corresponding capital contribution from the Parent related to these option grants totaling $28,809 for the year ended December 31, 2010.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

11. ESTABLISHMENT OF DETWILER FENTON INVESTMENT MANAGEMENT LLC

On August 1, 2010, the Parent (Detwiler Fenton Group, Inc.) of the Company formed Detwiler Fenton Investment Management LLC which provides investment advisory services to its clients. Accordingly, on August 1, 2010, the Company transferred certain accounts related to Detwiler Fenton Investment Management LLC including the unamortized balance of employee receivables totaling $234,833, and fixed assets, net totaling $54,839.

DETWILER FENTON & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AT DECEMBER 31, 2010

NET CAPITAL:	
Total Stockholder's Equity	$ 1,534,652
Less Non-Allowable Assets:	
Commissions and other receivables	(5,822)
Income taxes receivable	(303,588)
Fixed assets, net	(260,566)
Prepaid expenses and other assets	(185,813)
Total Non-Allowable Assets	(755,789)
Less Deductions and/or Charges:	
Fidelity bond deductible	(20,722)
Total Non-Allowable Assets and Deductions and/or Charges	(776,511)
Net Capital before Haircuts on Securities Positions	758,141
Less Haircuts on Securities	(18,958)
NET CAPITAL	739,183
MINIMUM NET CAPITAL REQUIRED - 6 2/3% of Aggregate Indebtedness of $1,784,726 or $100,000, Whichever is Greater	(118,982)
EXCESS NET CAPITAL	$ 620,201
AGGREGATE INDEBTEDNESS	$ 1,784,726
Percentage of Aggregate Indebtedness to Net Capital	241%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding amended unaudited FOCUS report on Form X-17-A Part IIA filing at December 31, 2010.

DETWILER FENTON & CO.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2010

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER FENTON & CO.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

WOLF
& COMPANY, P.C.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of
Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objectives is missing, or when an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 24, 2011